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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of December 2002




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               MEDELLIN, COLOMBIA
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No                  X
                       -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)






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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).










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                                    SIGNATURE
                                    ---------

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)




Date: December 17, 2002             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                        -------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance


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        BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 139,573 FOR THE
                     ELEVEN MONTHS ENDED NOVEMBER 30, 2002


MEDELLIN, DECEMBER 17, 2002. BANCOLOMBIA (NYSE:CIB)*
---------------------------

BANCOLOMBIA reported accumulated net income of Ps 139,573 million for the eleven months ended November 30, 2002, a 63.4% increase when compared to Ps 85,419 million reported for the same period in 2001. BANCOLOMBIA reported a net income of Ps 21,936 million for the month of November 2002, compared to Ps 18,116 million for the month of October 2002.

BANCOLOMBIA's net interest income increased by Ps16.717 million from Ps 52.115 million in the month of October 2002 to Ps 68.832 million for the month of November, as a result of a recovery of investment portfolio.

Average assets in November increased 17.03% to Ps 8.6 trillion, mainly due to performing assets which increased 23.2% to Ps 6.6 trillion over the last twelve months.

Average liabilities increased 18.5% from Ps 6.3 trillion to Ps 7.5 trillion over the past twelve months. Average shareholders' equity increased 7.34%.

BANCOLOMBIA's funding structure improved over the past twelve months, mainly due to a 25.5% increase in non- interest bearing deposits.

BANCOLOMBIA's level of past due loans as a percentage of total loans was 3.3% as of November 30, 2002, and the level of allowance for past due loans was 163%.


MARKET SHARE

BANCOLOMBIA's market share as of November 30 2002, according to ASOBANCARIA with respect to the Colombian Financial System, are as follows: total deposits 12.1%, total net loans 12.7%, total savings accounts 10.9%, total checking accounts 17.2%, and time deposits 10.9%.



---------------------------
  * Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.


  CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS


  This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.


CONTACTS:

Jaime A. Velasquez:                         Financial VP      (574) 5108666
Maria A. Villa/ Juan D. Diaz:               IR Manager        (574) 5108866